FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of:  September 22, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 22, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: John P. Stevenson
Corporate Secretary


Canadian Quotes from Telenium
NCT. (TSE)  NCT. (ME)
Other symbols
NCT (NYSE)



Attention Business Editors:

Newcourt Corrects Inaccuracies in the Globe & Mail's Report on Business


TORONTO, ON, September 22, 1999 /CNW/ - Newcourt Credit Group Inc. said today that the news story appearing in the Globe & Mail of Wednesday September 22, 1999 claiming that a decline in Newcourt's share price would result in a reduction in the share exchange ratio under the merger agreement between Newcourt and The CIT Group Inc. (CIT: NYSE) was totally inaccurate and misrepresents the terms of the agreement between the two companies.

Contrary to the Globe & Mail story, changes in Newcourt's share price have no impact whatsoever on the share exchange ratio. Under the terms of the merger agreement, adjustments to the share exchange ratio
- if any - would be caused by a decrease in Newcourt's adjusted net worth as defined by the agreement.

The Company also said that it regretted any confusion or uncertainty caused by the Globe & Mail story and encourages shareholders to consult the joint Newcourt/CIT Management Proxy Circular for information about the merger and not to rely on erroneous press reports in the Globe & Mail.

The joint Circular will be mailed within the next week.

The Company also noted that no one from the Globe & Mail had contacted Company officials to confirm the accuracy of the Globe's understanding of the merger agreement.


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For further information: Media Contacts: Carolyn Conner, (416) 507-
5239; Investor Contacts: Geoff Ichii, (416) 507-6151